SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

96169B 118

(CUSIP Number of Common Stock Underlying Class of Securities)

James B. Jenkins

Chief Executive Officer

365 Canal Street, Suite 2900

New Orleans, Louisiana 70130

(504) 525-9741

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,979,987	$427

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 45,999,900 warrants, each to purchase one share of common stock, at the purchase price of $0.13 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $71.30 per million dollars of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $427	Filing Party: Westway Group, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and restates the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including the Amendment No. 1 filed on August 20, 2010 and Amendment No. 2 filed on September 7, 2010, collectively constitute the “Schedule TO”) filed by Westway Group, Inc., a Delaware corporation (“Westway” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Westway’s offer to purchase up to 45,999,900 warrants, each exercisable for one share of its common stock, par value $0.0001 per share (the “warrants”). This Amendment No. 3 amends and restates the Schedule TO to provide each tendering warrant holder with the opportunity to receive either (i) $0.13 per warrant tendered by such holder, net to such holder in cash, without interest and less any required withholding taxes (the “Cash Purchase Price”), (ii) one share of Westway’s class A common stock for every 30 warrants tendered for exchange and not tendered for cash by such holder or (iii) any combination of cash and stock as such holder may elect on the terms set forth above. Westway’s offer is subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase and Exchange dated September 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase and Exchange”) and in the related Amended and Restated Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”) and copies of which are filed with this Amendment No. 3 as Exhibits (a)(1)(E) and (a)(1)(F), respectively.

All information in the Offer to Purchase and Exchange and the related Amended and Restated Letter of Transmittal, copies of which are attached to this Amendment No. 3 as Exhibits (a)(1)(E) and (a)(1)(F), respectively, is hereby expressly incorporated by reference in response to all of the items in this Amendment No. 3, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase and Exchange titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Westway Group, Inc., a Delaware corporation. The address of its principal executive offices is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130. Its telephone number is (504) 525-9741.

(b) Securities.

This Offer relates to 45,999,900 warrants issued in our initial public offering, but does not relate to 1,400,000 warrants included in units representatives of the underwriters in our initial public offering have an option to purchase (the “Underwriter Warrants”) or 5,214,286 warrants issued to our founders in a private placement in connection with our initial public offering (the “Founder Warrants”). The Underwriter Warrants and the Founder Warrants have different terms, including different expiration dates and exercise prices, and therefore are not considered the same class of securities for the purposes of the Offer.

As of September 7, 2010, we had 26,581,936 outstanding shares of common stock and 52,614,186 outstanding warrants (including the Underwriter Warrants and the Founder Warrants) to acquire 52,614,186 shares of our common stock at exercise prices of $5.00 and $6.25 per share. Warrants eligible to be tendered pursuant to the Offer do not include the Underwriter Warrants and the Founder Warrants. The shares issuable upon exercise of the 45,999,900 warrants eligible to be tendered pursuant to the Offer represent approximately 198% of our outstanding shares of common stock as of as of September 7, 2010 (giving effect to the issuance of 52,614,186 shares upon exercise of all outstanding warrants).

The information set forth in the section titled “Summary” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in Section 7 (“Price Range of Common Stock, Warrants and Units”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

Westway is the subject company and the filing person. Westway’s business address and telephone number are set forth in Item 2(a) above.

Pursuant to General Instruction C to Schedule TO, the information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections titled “Summary” and “Introduction” and in Section 1 (“Number of Warrants; Purchase Price and Exchange Ratio”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(ii) The information set forth in the sections titled “Summary” and “Introduction” and in Section 1 (“Number of Warrants; Purchase Price and Exchange Ratio”), Section 5 (“Purchase of Warrants; Payment of Cash Purchase Price and Issuance of Common Stock”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(iii) The information set forth in the sections titled “Summary” and “Introduction” and in Section 1 (“Number of Warrants; Purchase Price and Exchange Ratio”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(iv) Not Applicable.

(1)(v) The information set forth in the section titled “Summary” and in Section 13 (“Extension of The Offer; Termination; Amendment”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(vi) The information set forth in the section titled “Summary” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(vii) The information set forth in the section titled “Summary” and in Section 3 (“Procedures for Tendering Warrants”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(viii) The information set forth in the section titled “Summary” and in Section 5 (“Purchase of Warrants; Payment of Cash Purchase Price and Issuance of Common Stock”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(ix) Not Applicable.

(1)(x) The information set forth in the sections titled “Summary” and “Risk Factors” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(1)(xi) Not Applicable.

(1)(xii) The information set forth in the section titled “Summary” and in Section 3 (“Procedures for Tendering Warrants”) and Section 12 (“U.S. Federal Income Tax Consequences”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(2) Not Applicable.

(b) Purchases.

The information set forth in the section titled “Summary” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section titled “Summary” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(b) Uses of Securities Acquired.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the section titled “Summary” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

The information set forth in the section titled “Summary” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase and Exchange is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Section 15 (“Financial Information Regarding Westway”) of the Offer to Purchase and Exchange is incorporated herein by reference. Also incorporated herein by reference are Westway’s financial statements for (i) the fiscal years ended December 31, 2009 and 2008, that were included in Westway’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2010, as amended by the Amendment No. 1 to Westway’s Annual Report on Form 10-K filed with the SEC on April 30, 2010, and (ii) the six-months ended June 30, 2010, that were included in Westway’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010. The full text of the Annual Report on Form 10-K, Amendment No. 1 to the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q, as well as other documents Westway has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Amendment No. 3 can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase and Exchange and the related Amended and Restated Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(E) and (a)(l)(F) hereto, respectively, is incorporated herein by reference.

(b) Other Material Information.

Based on preliminary information from the Depositary, as of 12:00 midnight, New York City time, on Tuesday, September 7, 2010, a total of 15,654,201 warrants, representing approximately 34% of the total number of warrants eligible to be tendered in the Offer, were tendered and not withdrawn pursuant to the Offer.

On September 8, 2010, Westway issued a press release announcing that it has extended the expiration date and modified certain terms of the Offer. The deadline for tendering warrants has been extended from 12:00 midnight, New York City time, on September 8, 2010 to 12:00 midnight, New York City time, on September 21, 2010, unless further extended.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated August 9, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Amended and Restated Offer to Purchase and Exchange dated September 8, 2010.

(a)(1)(F)	Amended and Restated Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(G)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(H)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Westway Group, Inc. on August 9, 2010.*

(a)(5)(B)	Press Release issued by Westway Group, Inc. on September 7, 2010.**

(a)(5)(C)	Press Release issued by Westway Group, Inc. on September 8, 2010.

(b)	Credit Agreement, dated as of November 12, 2009, among Westway Group, Inc. as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Regions Bank, as syndication agent, CoBank ACB, Rabobank Nederland, SunTrust Bank, and Compass Bank (doing business as BBVA Compass), as documentation agents, and the lenders from time to time parties thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2009).

(d)(1)	Stockholder’s Agreement, dated May 28, 2009, between Westway Group, Inc. and Westway Holdings Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(2)	Registration Rights Agreement, dated May 24, 2007, among Shermen WSC Acquisition Corp. and Certain Stockholders named therein (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

Exhibit Number		Description

(d)(3)		Registration Rights Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, and certain employees of ED&F Man Holdings Limited or one or more of its affiliates (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(4)		Stock Escrow Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, Shermen WSC Holding LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(5)		Complete Separation Agreement and General Release between Peter J.M. Harding and Westway Group, Inc. dated June 25, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(6)		Severance Agreement between Wayne Driggers and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(7)		Severance Agreement between Thomas A. Masilla, Jr. and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(8)		Founder Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(9)		Amendment No.1 to Founder Warrant Agreement, dated August 30, 2010, between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2010).

(d)(10)		Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

(d)(11)		Form of Underwriter Purchase Option of CIBC World Markets Corp. (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(12)		Form of Underwriter Purchase Option of CRT Capital Group LLC (incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(g)		Not applicable.

(h)		Not applicable.

*		Previously filed with Schedule TO-I on August 9, 2010.

*	*	Previously filed with Amendment No. 2 to Schedule TO-I on September 7, 2010.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWAY GROUP, INC.

By:	/S/ THOMAS A. MASILLA, JR.
Thomas A. Masilla, Jr. Chief Financial Officer

Date: September 8, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated August 9, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Amended and Restated Offer to Purchase and Exchange dated September 8, 2010.

(a)(1)(F)	Amended and Restated Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(G)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(H)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Westway Group, Inc. on August 9, 2010.*

(a)(5)(B)	Press Release issued by Westway Group, Inc. on September 7, 2010.**

(a)(5)(C)	Press Release issued by Westway Group, Inc. on September 8, 2010.

(b)	Credit Agreement, dated as of November 12, 2009, among Westway Group, Inc. as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Regions Bank, as syndication agent, CoBank ACB, Rabobank Nederland, SunTrust Bank, and Compass Bank (doing business as BBVA Compass), as documentation agents, and the lenders from time to time parties thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2009).

(d)(1)	Stockholder’s Agreement, dated May 28, 2009, between Westway Group, Inc. and Westway Holdings Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(2)	Registration Rights Agreement, dated May 24, 2007, among Shermen WSC Acquisition Corp. and Certain Stockholders named therein (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

(d)(3)	Registration Rights Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, and certain employees of ED&F Man Holdings Limited or one or more of its affiliates (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(4)	Stock Escrow Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, Shermen WSC Holding LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(5)	Complete Separation Agreement and General Release between Peter J.M. Harding and Westway Group, Inc. dated June 25, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(6)	Severance Agreement between Wayne Driggers and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

Exhibit Number	Description

(d)(7)	Severance Agreement between Thomas A. Masilla, Jr. and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(8)	Founder Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(9)	Amendment No.1 to Founder Warrant Agreement, dated August 30, 2010, between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2010).

(d)(10)	Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

(d)(11)	Form of Underwriter Purchase Option of CIBC World Markets Corp. (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(12)	Form of Underwriter Purchase Option of CRT Capital Group LLC (incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO-I on August 9, 2010.
**	Previously filed with Amendment No. 2 to Schedule TO-I on September 7, 2010.